SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: November 3, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Collaborators Present Positive Phase I/II Combination
REOLYSIN® and Paclitaxel/Carboplatin Results at iSBTc Annual Meeting
CALGARY, AB, — November 3, 2008 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY)
announced today that it has achieved positive interim results in its Phase I and Phase II U.K. combination REOLYSIN® and paclitaxel/carboplatin clinical trials for patients with advanced cancers. The principal investigator for the trial is Dr. Kevin Harrington of The Institute of Cancer Research and The Royal Marsden NHS Foundation Trust.
The results were presented at the International Society for Biological Therapy of Cancer (iSBTC) annual meeting on November 1, 2008. The meeting was held in San Diego, California from October 31-November 2, 2008.
“The most striking finding,” said George M. Gill, MD, Oncolytic’s Senior VP of Clinical and Regulatory Affairs, “is that in nine evaluable late-stage head and neck cancer patients, eight of whom have refractory disease, four had durable partial responses and four others showed stable disease for periods of two, five plus, and eight cycles.”
Four of the responding patients continue on study, while a fifth patient is too early to evaluate for response. These results appear to confirm preclinical evidence of synergy for REOLYSIN® and platinum/taxane combinations. A U.S. Phase 2 trial has now been opened in this patient population utilizing this regimen.
Fourteen patients have been treated to date in the Phase I and Phase II (REO 011) trials. The detailed results are summarized in the following table:

Primary Tumour	REOLYSIN Dose	Cycles		Best Response
	TCID50
Phase I patients
Melanoma	3x10[9]	2		PD
Squamous cell carcinoma (SCC) head & neck	3x10[9]	8		Clinical CR, SD per CT scan
Peritoneal	3x10[9]	3		PD
Melanoma (eye)	1x10[10]	2		PD
Head & neck	1x10[10]	8		PR
Nasopharynx	1x10[10]	8		PR
Endometrial	3x10[10]	8		SD
SCC nasopharynx	3x10[10]	1		PD
Head & neck (laryngeal carcinoma)	3x10[10]	2		SD
Phase II patients
Nasopharynx	3x10[10]	8	*	SD
Nasopharynx with liver mets	3x10[10]	7	*	PR
SCC nasolabial fold	3x10[10]	5	*	SD
SCC nasopharynx	3x10[10]	4	*	PR
SCC nasopharynx	3x10[10]	2	*	Too early to evaluate

*still on study.     CR=complete response, PR=partial response, SD=stable disease, PD=progressive disease

The Phase I trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously to patients with paclitaxel and carboplatin every three weeks. In this portion of the trial, standard dosages of paclitaxel and carboplatin are delivered to patients with escalating dosages of REOLYSIN® intravenously. The second component of the trial includes the enrolment of a further nine patients at the top dose of REOLYSIN® in combination with a standard dosage of paclitaxel and carboplatin. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as melanoma, lung and ovarian that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.
The Phase II trial is a 14-patient, single arm, open-label, dose-targeted, non-randomized trial of REOLYSIN® given intravenously in combination with a standard dosage of paclitaxel and carboplatin. Eligible patients include those with advanced or metastatic head and neck cancers that are refractory to standard therapy or for which no curative standard therapy exists.
The poster will be available today on the Oncolytics website at www.oncolyticsbiotech.com.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this meeting with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, the Company’s analysis of the results of the Phase I/II trials and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com